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                                                                   EXHIBIT a(6)

                       [LOGO OF COBRA GOLF INCORPORATED]

Cobra Golf Incorporated
1818 Aston Avenue
Carlsbad, California 92008

Dear Fellow Stockholder:

  I am pleased to inform you that, on December 18, 1995, Cobra Golf Incorporated (the "Company") entered into an Agreement and Plan of Merger with American Brands, Inc. and HCAC, Inc., a wholly owned subsidiary of American Brands, pursuant to which HCAC has commenced a cash tender offer to purchase all of the outstanding shares of the Company's common stock for $36.00 per share. Under the Agreement, the Offer will be followed by a Merger in which any remaining shares of the Company's common stock will be converted into the right to receive $36.00 per share in cash or any higher price per share that may be paid in the Offer.

  YOUR BOARD OF DIRECTORS, BY A UNANIMOUS VOTE OF THOSE MEMBERS PRESENT, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND THE MERGER, AND RECOMMENDS THAT ALL HOLDERS TENDER THEIR SHARES OF THE COMPANY'S COMMON STOCK PURSUANT TO THE OFFER.

  In arriving at its decision, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors retained Lehman Brothers Inc. to act as financial advisor to the Company. The Board of Directors considered the opinion of Lehman Brothers that the cash consideration to be received by the holders of the Company's common stock in the Offer and the Merger is fair to such holders.

  In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated December 22, 1995, of HCAC, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

                                          Sincerely,

                                          Gary E. Biszantz
                                          Chairman of the Board